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SEC Registration No. 333-107750
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF
THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS;}

SUPPLEMENTAL INFORMATION—The Prospectus of Cornerstone Realty Fund, LLC consists of this sticker, the Prospectus dated September 24, 2003 and Supplement No. 1 dated November 4, 2003. Supplement No. 1 contains descriptions of the status of the offering, a recently identified property which the fund may purchase and revisions to "Management's Discussion and Financial Condition and Results of Operations."

CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 1
DATED NOVEMBER 4, 2003
TO THE PROSPECTUS DATED SEPTEMBER 24, 2003
OF CORNERSTONE REALTY FUND, LLC

This Supplement No. 1 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated September 24, 2003, and must be read in conjunction with such prospectus.

        The purpose of this Supplement No. 1 is to:

  •
  update the status of the offering;

  •
  describe a property we anticipate acquiring;

  •
  revise the "Management's Discussion of Financial Condition and Results of Operations" section of the prospectus.

STATUS OF THE OFFERING

        During the period from August 7, 2001 to October 31, 2003, the fund has raised $14,342,000 in gross offering proceeds (28,684 units). The offering of units in Cornerstone Realty Fund, LLC pursuant to this prospectus, commenced on September 24, 2003. During the period from September 24, 2003 to October 31, 2003, the fund has raised $1,284,000 in gross offering proceeds (2,568 units). The offering will end on or before September 23, 2005.

REAL PROPERTY INVESTMENTS

        The following paragraph is inserted at the end of the "Real Property Investments-IRSCO Bueinss Partk, Irwindale, CA" section of our prospectus.

        Based upon our formal due diligence analysis of IRSCO, we determined that the property did not meet our investment criteria and we subsequently terminated escrow. The fund incurred $22,820 of unrecoverable costs associated with the termination of the escrow for IRSCO.

        The following section regarding a property that we anticipate acquiring is inserted at the end of the "Real Property Investments" section of our prospectus.

Arrow Business Center, Irwindale, California

        We have opened escrow with the intent of purchasing an existing multi-tenant industrial business park known as the Arrow Business Center, a single-story three building property built in 1987 of approximately 69,592 square feet of leasable space on approximately 5.04 acres of land. The acquisition price is expected to be $6,000,000 plus approximately $80,000 of closing costs (which are not fully determined at this time), which equates to approximately $87 per square foot of leasable space. The property is currently 98.4% leased to forty tenants whose spaces range in size from approximately 800 square feet to over 4,800 square feet. Currently, there is one 1,120 square foot vacant space. We expect to purchase this property for all cash, without debt financing.

        The property's historical occupancy rates are as follows:

Year Ending December 31	Average Annual Occupancy (%)
2000(1)	91%
2001	94%
2002	95%
2003(1)	97%

(1)
reflects partial year data

        The following table sets forth certain information with respect to the property's existing leases at the date of acquisition:

Total Square Feet Leased	Expiration Date	Renewal Options	Current Annual Rent ($)	Base rent per sq.ft. per annum ($)
2,240	Oct-03	—	17,203	7.67
800	Apr-04	—	6,870	8.59
800	Mar-05	—	6,720	8.40
1,120	Dec-04	—	8,602	7.68
800	Mar-04	—	6,824	8.53
1,120	Jul-05	—	8,736	7.80
1,120	Jul-05	—	8,856	7.91
800	Sept-05	—	6,720	8.40
800	M-T-M	—	6,144	7.68
1,600	Mar-04	—	13,074	8.17
1,120	Dec-03	—	9,408	8.40
2,720	Mar-05	—	20,094	7.39
800	Jun-06	—	6,528	8.16
1,120	Aug-05	—	8,870	7.92
1,120	Jul-05	—	7,392	6.60
800	Oct-03	—	6,720	8.40
1,120	Mar-05	—	8,870	7.92
800	Mar-05	—	6,720	8.40
800	Apr-05	—	6,720	8.40
1,120	Apr-05	—	8,602	7.68
1,120	May-04	—	8,602	7.68
800	Jun-05	—	6,528	8.16
1,120	Jul-05	—	8,602	7.68
800	Sep-04	—	6,912	8.64
1,120	Aug-05	—	8,870	7.92
2,160	May-04	—	22,032	10.20
1,082	Mar-04	—	10,744	9.93
966	Dec-03	—	11,284	11.68
2,078	Aug-04	—	21,037	10.12
2,078	Dec-03	—	19,637	9.45
2,160	Jun-06	—	26,676	12.35
4,096	Feb-04	—	39,489	9.64
2,172	Nov-04	—	22,154	10.20
3,200	Jan-05	—	25,560	7.99
3,200	Jul-04	—	28,416	8.88
3,200	Aug-04	—	27,412	8.57
3,200	Jun-04	—	25,335	7.92
3,200	Nov-04	—	25,344	7.92
4,800	Dec-05	—	37,440	7.80
3,200	Aug-06	—	25,344	7.92
1,120		—

        No tenant occupies more than 7% of the rentable square footage. These tenants operate varying business, including light manufacturing and distribution, light assembly and warehousing that encompasses a wide variety of businesses.

        The following table sets forth lease expiration information for the next ten years:

Year Ending Dec. 31	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent Of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)
2003	6	8,004	70,396	11.50%	12.00%
2004	15	30,628	272,847	44.01%	46.47%
2005	16	23,680	185,300	34.03%	31.55%
2006	3	6,160	58,548	8.86%	9.98%
2007	0	0	0	0.00%	0.00%
2008	0	0	0	0.00%	0.00%
2009	0	0	0	0.00%	0.00%
2010	0	0	0	0.00%	0.00%
2011	0	0	0	0.00%	0.00%
2012	0	0	0	0.00%	0.00%

        For federal income tax purposes, the depreciable basis of the property is estimated at approximately $4,350,000, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained on page 15 of our prospectus in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" is amended to insert the following at the end of the section:

  Recent Developments

        The Fund has opened escrow with a refundable deposit of $200,000 and commenced due diligence with the intent of purchasing its third multi-tenant industrial business park. The property, known as Arrow Business Center, has three one-story buildings totaling 69,592 square feet on 5.04 acres. The property is currently 98.4% leased to forty tenants with one 1,120 square foot space vacant.

        In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, the Fund's management is considering a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot, occupancy, and comparable value to other properties in the local market.

        The project has several desirable characteristics. It is located in a historically strong leasing market with a 3.6% vacancy rate at the end of the second quarter of 2003. This is the lowest vacancy rate in the Los Angeles basin according to Colliers Seeley as noted in its second quarter 2003 Industrial Market Report. The buildings are efficiently designed and there is good tenant diversification with no one tenant exceeding 7% of the net leasable area. The project provides easy access to the area's major transportation corridors, near the intersection of the 10, 605 and 210 freeways. It is also situated in a mature, densely developed region with a shortage of land available to develop competitive projects. 56% and 90% of the existing leases expire over the next twenty-four and thirty-six months, respectively. This gives us the opportunity to increase rental rates to market over a relatively short time frame, although there is no assurance that this will be accomplished. Our strategy for the property is to increase rental rates as tenant leases expire, make certain capital upgrades, and continue to maintain the physical appearance of this property.

        This property is located in Irwindale, California. Irwindale is near the center of the San Gabriel Valley in eastern Los Angeles County. The San Gabriel Valley is home to one of the largest concentrations of industrial space in the United States comprising more than 161 million square feet of industrial building square footage. The San Gabriel Valley is situated along a 40-mile long industrial corridor serving both growing southern California market and the Asian trade through the ports of Los Angeles and Long Beach.

        The expected acquisition price is $6,000,000. In addition, it is anticipated that the due diligence and closing costs will approximate $80,000. We also project to spend approximately $460,000 for capital improvements ($54,000), tenant improvements ($142,000) and leasing commissions ($264,000) over the estimated year holding period. The total projected capital outlay for this property is $6,540,000. The current estimated cost to replace the land, buildings and improvements at the Arrow Business Center is approximately $7,250,000. This estimated replacement cost equates to approximately $104 per square foot, suggesting that the property will be acquired at a significant discount to replacement cost.

        We expect to close the purchase of this property during the last week of November, subject to the results of our due diligence efforts. This purchase price obligation exceeds our cash available at October 31, 2003. We will need to raise an additional $1,200,000 of gross offering proceeds in order to generate sufficient cash to pay the purchase price for the property. Although there is no assurance, we are highly confident that sufficient offering proceeds will be available prior to closing. Lack of funds may cause us to forfeit our $200,000 deposit. It is also possible that our due diligence efforts may uncover characteristics of the property that may cause the cancellation of the escrow and result in the return of our $200,000 deposit.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS